March 31, 2026

Ahmad Moradi
Chief Executive Officer
AI Era Corp.
144 Main Street
Mt. Kisco, NY 10549

       Re: AI Era Corp.
           Registration Statement on Form S-1
           Filed March 23, 2026
           File No. 333-294532
Dear Ahmad Moradi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Scott Doney, Esq.